

September 3, 2010

Mr. Glenn Catchpole
President and Chief Executive Officer
Uranerz Energy Corporation
1701 East "E" Street
P.O. Box 59850
Casper, Wyoming 82605-0850

> **Re: Uranerz Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2010**
> **File No. 1-32974**

Dear Mr. Catchpole:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note several statements in your disclosure that seem to refer to an offering of common stock, rather than disclosure required in an annual report, including, but not limited to, the following:

- page 8: "Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock."

- page 15: "You may lose your entire investment in our shares."

- page 25: "Cautionary Note to United States Investors"

Please review your disclosure and explain to us your reasons for including all such statements and related references. We may have further comments upon review of your response.

Engineering Comments

Overview, page 16

2. We note your reference to a 0.03% eU_3O_8 cutoff grade. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Exploration Completed by Uranerz, page 32

3. We note your reference to measured, indicated, and inferred resources throughout your filing. As you incorporated in Nevada restrict your disclosure to the terms specified by Industry Guide 7. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure from your filing.

Definitive Proxy Statement on Schedule 14A

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments and related matters. Please contact Tracey L. McNeil at (202) 551-3392, Michael Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director